Magda El Guindi-Rosenbaum +1.202.373.6091 mer@morganlewis.com

VIA EDGAR

September 29, 2021

Megan F. Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, NY 10281

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Miller:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments you provided regarding the SOX review of the Trust’s website and filings (including the Trust’s June 30, 2020 annual report). Your comments are set forth below followed by the Trust’s responses.

1.	Comment: With respect to the Trust’s website, the SEC staff noted that the Fund Distributions table at the bottom of YOLO’s webpage is missing the header row. Please add the headings to the table and confirm that the table for each of the Trust’s other series also has the headings.

Response: The Trust represents that the headings have been added to YOLO’s table and that the information in the tables for the other funds has been reviewed and confirmed.

2.	Comment: With respect to the Trust’s website, the SEC staff noted that links to certain funds documents do not seem to be working properly. Please confirm that all links on the website are operating correctly.

Response: The Trust confirms that all links have been tested and updated as necessary.

3.	Comment: With respect to VEGA’s Schedule of Investments (“SOI”) in the Trust’s 6/30/20 annual report, please explain why the market value in the note to the SOI is in excess of the value of the underlying securities shown in the SOI.

Response: The Trust represents that the difference between the value of the securities in VEGA’s SOI that are marked with footnote (a) and the value in the note to the SOI is due to the cash and money market instrument collateral that is reflected in the note.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

September 29, 2021

4.	Comment: The SEC staff noted that certain series of the Trust (DWAW, DWUS, and YOLO) engage in securities lending with respect to more than 10% of assets, but their prospectuses do not disclose securities lending as a principal investment strategy or principal risk. Please explain why securities lending is not a principal strategy and risk of investment for those series.

Response: The Trust represents that each Fund discloses the risks of securities lending in its prospectus; however, securities lending is not a principal investment strategy as it is not an integral part of the Fund’s investment strategy and the income generated by securities lending is not necessary to facilitate the Fund’s principal investment strategy.

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Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc: Dan Ahrens, AdvisorShares Trust